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                                                                       Exhibit 2

                                                           FOR IMMEDIATE RELEASE
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          ICU MEDICAL, INC. EXPANDS CONTRACT WITH ABBOTT LABORATORIES

     January 15, 1999, San Clemente, California --  ICU Medical, Inc. (ICUI -
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NASDAQ/NMS), the San Clemente based maker of safe medical connectors, announced that it has agreed with Abbott Laboratories to a significant expansion of their Supply and Distribution Agreement for ICU Medical's CLAVE products. The new contract has assurances of substantial increases in sales volume, accompanied by price reductions because of the increased sales volume and in response to market conditions. The contract is extended from April 2002 to December 2009 and will set ICU Medical as Abbott's preferred supplier for all Abbott's needlefree technology.

     George Lopez, M.D., ICU Medical's President and CEO, stated: "This is a tremendous expansion of our relationship with Abbott, a valued business partner of ICU Medical, and is a real opportunity for both companies." Rich Costello, ICU Medical's VP of Sales added: "We have worked very closely with Abbott in building market opportunities over the past several years, and this new agreement clearly takes us to the next step. At the same time, it reinforces the position of the CLAVE as the best technology among IV connectors."

     The CLAVE is a needleless intravenous connector that is the leading swabable IV connector in the United States.



Contact:    Francis J. O'Brien
            Chief Financial Officer
            ICU Medical, Inc.
            (949) 366-2183